UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alco Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001600105

(CUSIP Number)

Luis Chang

c/o Everbright Development Overseas, Ltd.

110 Wall Street, 11th Floor

New York, NY 10005-3198

(212) 804-5725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 1 (“Amendment No. 1”) relates to the shares (“Shares”) of the $.0001 par value common stock of Alco Stores, Inc., a Kansas corporation (“Issuer”). This Amendment No. 1 is filed jointly on behalf of (a) Everbright Development Overseas, Ltd., a British Virgin Islands corporation (“Everbright”), (b) Luis Chang, and (c) Mai Wong to amend and supplement the Items set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 10, 2013 (the “Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment No.1 have meanings provided in the Schedule 13D.

This Amendment No. 1 is filed to amend Items 4 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

On August 14, 2013, Everbright submitted to the Issuer’s Board of Directors a proposal ("Acquisition Proposal") to acquire 100% of the Company's outstanding Shares at $14.30 per share in cash in a statutory merger transaction. The Acquisition Proposal is conditioned on and subject to, among other things, Everbright’s satisfactory completion of its due diligence investigation of the Issuer’s business operations, prospects, assets and liabilities, and the successful negotiation, execution and delivery of a definitive agreement and plan of merger among Everbright and one or more of its affiliates, and the Issuer.

A true and complete copy of the Acquisition Proposal is filed as Exhibit 7.02 to this Amendment No. 1 and the complete text thereof is incorporated in this Item 4 by such reference.

Except as expressly set forth in this Amendment No. 1, the Reporting Persons have no present plans, agreements, contracts, arrangements, understandings or commitments regarding any of the actions or matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit Description

7.01	Joint Filing Agreement dated as of May 9, 2013 by and among Everbright Development Overseas, Ltd., Luis Chang, and Mai Wong (Previously as an exhibit to the Schedule 13D).

7.02	Letter dated August 14, 2013 from Everbright Development Overseas, Ltd. to Mr. Royce Winsten, Chairman of the Board of ALCO Stores, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Everbright Development Overseas, Ltd.,
A British Virgin Islands Company

Date: August 15, 2013	By: /s/ Mai Wong
Mai Wong, Chairman of the Board

Date: August 15, 2013	/s/ Luis Chang
Luis Chang, an individual

Date: August 15, 2013	/s/ Mai Wong
Mai Wong, an individual

Exhibit 7. 02

EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.

110 Wall Street, 11th Floor

New York, New York 10005-3198

Mr. Royce Winsten

Chairman

ALCO Stores, Inc.

401 Cottage

Abilene, Kansas 67410-2832

Attention: Board ofDirectors

August 14, 2013

Re: Acquisition Proposal

Dear Mr. Winsten,

On behalf of Everbright Development Overseas Ltd. and its principals and affiliates (collectively, the "Parent"), we are pleased to submit to you and your Board of Directors (the "Company Board") our proposal ("Acquisition Proposal") to acquire I 00% of the outstanding shares of common stock (the "Shares") of ALCO Stores, Inc., a Kansas corporation (the "Company") in a cash merger transaction for a price of$14.30 per Share which represents a premium to the current "Per Share Merger Consideration" and is net of any "Termination Fee" or "Excluded Party Fee". We believe our Acquisition Proposal contains superior financial and other terms for the Company's shareholders and increased consummation certainty compared to the price and other material terms of the Agreement and Plan of Merger dated July 25, 2013, among the Company, Mallard Parent, LLC and M Acquisition Corporation (together with all exhibits thereto, collectively, the "Argonne Merger Agreement"). As you are aware, we currently are the beneficial owner of approximately 17% of the outstanding Shares.

We have reviewed and are familiar with the terms and conditions of the Argonne Merger Agreement, including, without limitation, Sections 2.9, 4.8, 4.10, 5.3, 5.4, 5.5, 5.9, 5.11, 5.13, 5.14, 5.16, 5.17, 5.18, 5.20 and Articles VI and VII thereof, and all relevant definitions contained therein and related thereto. All capitalized terms used and not expressly defined in this Acquisition Proposal have the respective meanings assigned to them in the Argonne Merger Agreement.

This Acquisition Proposal contemplates the same reverse-triangular, statutory merger structure contemplated by the Argonne Merger Agreement, with the only differences being what we believe to be Company-favorable changes which, upon completion of our due diligence investigation of the Company, we propose to make in negotiating with you a superior, definitive agreement and plan of merger among the Company, Parent and one of Parent's acquisition subsidiaries (the "Superior Merger Agreement"). In addition to offering a premium to the current Per Share Merger Consideration, we believe that our Acquisition Proposal offers a superior overall alternative, that is fair to and in the best interest of all of the Company's shareholders, with greater consummation certainty, compared to the transactions contemplated by the Argonne Merger Agreement:

•	The $0.30 cash premium we are proposing in this Acquisition Proposal is based entirely on our review and analyses at this time of the Company's publicly available information and certain limited, "high level" forward-looking information you have provided to us to date. If, however, following the completion of our due diligence investigation of the Company we recognize greater Company value than is demonstrated by such public information, we would be willing to discuss an increase to the $14.30 cash per share price set forth in this Acquisition Proposal. In no case, however, will we enter into a definitive agreement providing for Per Share Merger Consideration of less than $14.30 per share.

•	Subject to the results of our due diligence investigation, we propose to modify certain of the Company's representations and warranties in the Argonne Merger Agreement to make them more favorable to the Company.

•	Subject to the results of our due diligence investigation, we propose to modify Section 7.4(c) of the Argonne Merger Agreement to reduce, by 20%, each of the "Excess Availability" threshold dollar amounts appearing in the table in the definition of "Minimum Excess Availability" .

•	We also propose to modify certain of the "deal protection" covenants currently contained in the Argonne Merger Agreement to make them more favorable to the Company, including lowering the dollar amount of the Termination Fee. Of course, there would be no go-shop period or Excluded Party Fee.

In accordance with the fiduciary duties of the Company Board and of the Company's officers, and in compliance with Section 5.3 of the Argonne Merger Agreement, we would expect that, after careful review of this Acquisition Proposal in consultation with the Company's legal counsel and financial advisor, the Company Board will be able to determine in good faith that this Acquisition Proposal is bona fide and reasonably expected to result in a "Superior Proposal", and, therefore, we would expect the Company Board to promptly direct the appropriate representatives of the Company and its legal and financial advisors to engage in substantive discussions and negotiations with us towards reaching a Superior Merger Agreement. In accordance with the confidentiality agreement dated August 2, 2013 between the Company and Parent, we would further expect immediate unrestricted access to all of the Company's books, records, properties and employees, including granting to us and to our advisors and lending sources, full access to the Company's virtual data room, to promptly commence our due diligence investigation.

We intend to complete our due diligence investigation as expeditiously as possible and, assuming your full cooperation, our goal is to do so prior to the "Cut-Off Date" and, in any case, not more than 20 days after the date you provide us with such full and unrestricted access. As a current Schedule 13D Reporting Person, you acknowledge and understand, for purposes of the Confidentiality Agreement and otherwise, that the fact of the submission of this Acquisition Proposal to you and the contents hereof are being promptly disclosed, filed with the SEC and publicly reported by us in an amendment to Item 4 of our Schedule 13D.

At the appropriate stage of our negotiations we look forward to having full and open discussion with you with respect to management retention, executive compensation, offers of employment and similar matters. At this time we expect to retain substantially all of the Company's work force and management team, but such retention would not be a requirement to consummate the merger.

We hereby request you to send to us immediately a copy of the Company Disclosure Letter to assist us in expediting our due diligence review and negotiations. We would also expect that the Company will give us and our advisors access, under your supervision, to the Company's external auditors as necessary.

This Acquisition Proposal is subject to the satisfactory completion of our due diligence and the negotiation and execution of a definitive Superior Merger Agreement as outlined herein. Once we have completed our core business, financial, accounting and tax due diligence (which we anticipate can be completed in approximately 15 days after we are granted full access), and after we have had an opportunity to meet in-person with the Company's management team, we will instruct our counsel to deliver to you a marked version of the Argonne Merger Agreement (reflecting, among other things, the changes proposed herein) so that we can commence negotiating the Superior Merger Agreement in tandem with the completion of our legal due diligence.

This Acquisition Proposal is non-binding and is not intended to constitute a definitive agreement, contract, arrangement, plan, commitment or understanding, or any agreement-to-agree, of any kind or nature between us (or any of our respective affiliates) with respect to any of the subject matter expressed herein, and this Acquisition Proposal does not hereby express or imply any good faith, binding, enforceable or other obligation with respect to any of such subject matter.

We are not aware of any regulatory issues or matters that would preclude or delay the completion of the transactions contemplated by a Superior Merger Agreement.

We have retained the firm of Greenberg Traurig, LLP to act as our M&A counsel and as well as the law firm of Kutak Rock as special counsel on matters of Kansas law in connection with the transaction. We also have engaged Financo LLC as our financial advisor.

Should you require any clarification or have any questions or requests for further information, please feel free to contact at your convenience David Thompson, CLub Luichi, Inc., 3200 N.. Federal Highway, Suite 206-1, Boca Raton, Florida 33431, 561-302-6015 or Mary Ann Domuracki, Financo, LLC, 600 Madison Avenue, 2nd Floor, New York, New York, 20011, 212- 401-1312. We are prepared to meet with the members of your Board of Directors and management team as soon as possible.

We believe that our Acquisition Proposal contemplates a superior proposal, in all respects, compared to the transactions contemplated by the Argonne Merger Agreement and are highly confident that we can conclude our due diligence and negotiate a Superior Merger Agreement which, consistent with your fiduciary duties, is advisable, and fair to and in the best interests ofthe Company and all of your shareholders.

Very truly yours, By: /s/ Luis Chang Name: Luis Chang Title: CEO

cc:	Greenberg Traurig, LLP Financo LLC